UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-34153

GLOBAL SHIP LEASE, INC.

(Translation of registrant’s name into English)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Attached hereto as Exhibit 99.1 is the Notice of 2018 Annual Meeting and Proxy Statement of Global Ship Lease, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2018

GLOBAL SHIP LEASE, INC.

By:	/s/ Ian J. Webber
Name:	Ian J. Webber
Title:	Chief Executive Officer

Exhibit 99.1

November 26, 2018

TO THE SHAREHOLDERS OF GLOBAL SHIP LEASE, INC.

Enclosed is a notice of the 2018 Annual Meeting of Shareholders (the “Meeting”) of Global Ship Lease, Inc. (the “Company”), which will be held at the Company’s administrative office at Portland House, Stag Place, London SW1E 5RS on January 8, 2019 at 3:00 p.m. local time, and related materials.

At the Meeting, shareholders of the Company will consider and vote upon the following proposals:

1.	To elect three Term I Directors to serve until the 2021 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of PricewaterhouseCoopers S.A, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2018 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

Adoption of Proposal One and Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting, provided that a quorum is present. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting. If less than a quorum is present, a majority of those shares present either in person or by proxy will have the power to adjourn the meeting until a quorum is present.

You are cordially invited to attend the Meeting in person.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Ian Webber
Chief Executive Officer

GLOBAL SHIP LEASE, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 8, 2019

NOTICE IS HEREBY given that the Annual Meeting of Shareholders of Global Ship Lease, Inc. (the “Company”) will be held at Portland House, Stag Place, London SW1E 5RS on January 8, 2019 at 3:00 p.m. local time, for the following purposes, of which items one and two are more completely set forth in the accompanying Proxy Statement:

1.	To elect three Term I Directors to serve until the 2021 Annual Meeting of Shareholders (“Proposal One”);

2.	To ratify the appointment of PricewaterhouseCoopers S.A., as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2018 (“Proposal Two”); and

3.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The board of directors has fixed the close of business on November 16, 2018 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

If you attend the Annual Meeting in person, you will be asked to present photo identification, such as a driver’s license. If you hold your shares through an account with a brokerage firm, bank or other nominee, you will also be asked to present appropriate proof of ownership to be admitted to the meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership.

If you attend the Annual Meeting and do not hold your shares through an account with a brokerage firm, bank or other nominee, you may revoke your proxy and vote in person. If you hold your shares through an account with a brokerage firm, bank or other nominee, please follow the instructions you receive from them to vote your shares and revoke your vote, if necessary. If you want to vote your shares held in street name in person at the meeting, you must bring with you a written proxy in your name from the broker, bank or other nominee that holds your shares.

BY ORDER OF THE BOARD OF DIRECTORS

Warrick Ross
Secretary

November 26, 2018

PROXY STATEMENT

FOR

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON JANUARY 8, 2019

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Global Ship Lease, Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held on January 8, 2019 at Portland House, Stag Place, London SW1E 5RS at 3:00 p.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about November 26, 2018.

VOTING RIGHTS AND OUTSTANDING SHARES

On November 16, 2018 (the “Record Date”), the Company had outstanding 72,137,965 Class A common shares (the “Class A Common Shares”), 7,405,956 Class B Common Shares (together with the Class A Common Shares, the “Common Shares”) and 250,000 Series C Preferred Shares. Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share and 310 votes per each Series C Preferred Shares then held. To constitute a quorum, there must be present either in person or by proxy shareholders of record holding at least a majority of the shares issued and outstanding and entitled to vote at the Meeting.

The Common Shares and Series C Preferred Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

The Class A Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “GSL”.

REVOCABILITY OF PROXIES

A shareholder of record giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If you hold shares in street name, through a brokerage firm, bank or other nominee, please contact the brokerage firm, bank or other nominee to revoke your proxy.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail or personal contact.

Important Notice Regarding the Availability of Proxy Materials

for the Shareholder Meeting to Be Held on January 8, 2019

The Notice of Annual Meeting of Shareholders and Proxy Statement are available free of charge at

www.globalshiplease.com or at www.edocumentview.com/GSL

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has six directors on its Board, which is divided into three classes, as follows:

Name	Current Position

Philippe Lemonnier	Term I Director

Henry Mannix III	Term I Director

Alain Pitner	Term I Director

Michael Chalkias	Term II Director

George Giouroukos	Term II Director

Michael S. Gross	Term III Director

Menno Van Lacum	Term III Director

Alain Wils	Term III Director

As provided in the Company’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws, after the initial term, each director is elected to serve for a three-year term and until such director’s successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office. The term of our three Term I directors expires at the Meeting. Accordingly, the Board has nominated Philippe Lemonnier, Henry Mannix III and Alain Pitner, each as a Term I director, for re-election as directors whose term would expire at the 2021 Annual Meeting.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees. It is expected that each such nominee will be able to serve, but, if before the election such nominee becomes unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current Board may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominee for directors of the Company is set forth below:

Name	Age	Current Position
Philippe Lemonnier	55	Term I Director
Henry Mannix III	39	Term I Director
Alain Pitner	69	Term I Director

Certain biographical information about Messrs. Lemmonier, Mannix and Pitner is set forth below.

Philippe Lemonnier. Mr. Lemonnier was appointed as director in September 2017. He currently serves as CMA CGM’s Vice President of Corporate Control and Transversal Projects, having joined the company in 2005. He has more than 30 years of experience in finance and accounting, and has served in senior leadership roles across multiple industries, including as the Chief Financial Officer of two French telecommunications companies.

Henry “Hank” Mannix III. Mr. Mannix was appointed a director in November 2018. He has served as a director of Poseidon Containers since 2010. Mr. Mannix joined Kelso in 2004 and became a Managing Director in 2015. He spent the preceding two years in the investment banking division of Credit Suisse First Boston. Mr. Mannix is also a director of Elara Caring, Physicians Endoscopy, Sirius Computer Solutions and The Traxys Companies. Mr. Mannix received a B.A. in Math and Economics from the College of the Holy Cross in 2001. Mr. Mannix has extensive experience in corporate financing and in evaluating the financial performance and operations of companies across a variety of business sectors, including the shipping sector.

Alain Pitner. Mr. Pitner, who has 30 years of shipping experience, was appointed a director in November 2018. Mr. Pitner commenced his career in 1974 in the Risk Department of Banque Indosuez, now part of Credit Agricole Group. He held various operational and commercial responsibilities in the Bank’s French Export Credit Department. In 1987, Mr. Pitner joined the Shipping Division of the Bank’s Structured Finance Department, where he financed newbuildings and was also responsible for special projects. He then was entrusted with increasingly senior roles. In September 2017, after 42 years, Mr. Pitner retired from the bank. He graduated from Reims business school and holds a MSIA from Krannert Business School—Purdue University, USA.

Mr. Pitner is “independent” consistent with NYSE listing standards applicable to boards of directors in general.

Required Vote. Adoption of Proposal One requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions will have no effect on the outcome of Proposal One, and broker non-votes will count as votes against Proposal One.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board is submitting for ratification at the Meeting the selection of PricewaterhouseCoopers S.A as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2018.

PricewaterhouseCoopers S.A has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has it had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company’s independent registered public accounting firm.

The Audit Committee of the Board has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee has pre-approved services, subject to a detailed pre-approval policy and procedure established by them and also subject to a limit for all non-audit fees of $100,000 per year.

Required Vote. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders present in person or by proxy and entitled to vote at the Meeting. Abstentions will have no effect on the outcome of Proposal Two. There are no broker non-votes for auditor ratification because brokers have discretion to vote on the ratification of the selection of the Company’s independent registered public accounting firm.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS S.A. AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended and in accordance therewith files annual reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). The Company’s SEC filings are available to the public from commercial document retrieval services and at the World Wide Web site maintained by the SEC at http://www.sec.gov. You may also read and copy any reports or other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Furthermore, you may inspect those reports and other information concerning the Company at the NYSE offices, 20 Broad Street, New York, New York 10005.

The Company’s web site is located at http://www.globalshiplease.com. The Company’s Annual Reports on Form 20-F, Reports on Form 6-K and other filings with the SEC are available, free of charge, through its web site, as soon as reasonably practicable after those reports or filings are electronically filed with or furnished to the SEC. Information on the Company’s web site is not incorporated by reference in this Proxy Statement and does not constitute a part of this Proxy Statement.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

BY ORDER OF THE BOARD OF DIRECTORS

Warrick Ross
Secretary

November 26, 2018

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. X 02XZOB 1 U P X + q PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. q Annual Meeting Proxy Card . B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. + IMPORTANT ANNUAL MEETING INFORMATION A Proposals — The Board of Directors recommends a vote FOR all the nominees listed and FOR Proposal 2. 1. Election of Directors Nominees: Mark here to WITHHOLD vote from all nominees Mark here to vote FOR all nominees For All EXCEPT—To withhold authority to vote for any nominee(s), write the name(s) of such nominee(s) below. For Against Abstain 2. Vote to ratify the appointment of PricewaterhouseCoopers S.A., as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2018 THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” THE ELECTION OF DIRECTORS AND “FOR” ITEM 2. 3. To transact such other business as may properly come before the meeting or any adjournment thereof. 01—Philippe Lemonnier—Term 1 Director 02—Henry Mannix III—Term I Director 03—Alain Pitner—Term I Director

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. . Annual Meeting of Shareholders — January 8, 2019 THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY The undersigned hereby appoints Ian Webber and Thomas Lister, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all the shares of Global Ship Lease, Inc. Common Stock which the undersigned is entitled to vote, and, in their discretion, to vote upon such other business as may properly come before the Annual Meeting of Shareholders of the Company to be held on January 8, 2019 or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the Meeting. (Continued and to be marked, dated and signed, on the other side) Proxy — GLOBAL SHIP LEASE, INC. Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders. The Proxy Statement is available at: http://www.edocumentview.com/GSL